Exhibit 4.4(b)

Advance Confirmation	Page 1 of 3
Advancing Your Success
ADVANCE CONFIRMATION

FARM BUREAU LIFE INSURANCE COMPANY	September 12, 2006
ATTN: INVESTMENT ACCOUNTING DEPT.
5400 UNIVERSITY AVENUE
WEST DES MOINES, IA 50266

Member Number:	1156

Type of Advance:	Floating Rate LIBOR Advance

Advance Number:	060912A00017

Advance Amount:	40,000,000.00

Settlement Date:	September 12, 2006

Maturity Date:	September 14, 2009

Interest Payment Dates:	Interest is due Monthly on the 12th day beginning October 12, 2006, up to and including the Maturity Date, subject to adjustment in accordance with the modified following business day convention with adjustment of period end dates.

Floating Rate Index:	The rate for a Rate Reset Date will be the rate for deposits in U.S. Dollars (“USD”) for a period of the designated maturity which appears on the British Bankers’ Association Screen (“BBAM”) in Bloomberg, or its successor as of 11:00 a.m., London time, on the Rate Reset Reference Date immediately preceding that Rate Reset Date. If such rate does not appear on the BBAM screen in Bloomberg, or its successor, the rate for that Rate Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by four major banks in the London interbank market (the “Reference Banks”) at approximately 11:00 a.m., London time, on such Rate Reset Reference Date to prime banks in the London interbank market for a period of the designated maturity and commencing on that Rate Reset Date. FARM BUREAU LIFE INSURANCE COMPANY and the Bank will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Rate Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Rate Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by FARM BUREAU LIFE INSURANCE COMPANY and the Bank, at approximately 11:00 a.m., New York City time, on that Rate Reset Date for loans-in-U.S. Dollars to leading European banks for a period of the designated maturity commencing on that Rate Reset Date.
Date 9/12/06

Advance Confirmation	Page 2 of 3
Initial _____

Interest Calculation:	Interest begins accruing on the day the advance settles and is calculated on an actual/360 day basis.

Principal Payment Date:	Advance Amount is due on the Maturity Date.

Designated Maturity:	One Month LIBOR

Spread to Floating Rate Index:	LIB1M + 0.050

Rate Reset Reference Date:	2 New York and London business days prior to each payment date.

Rate Reset Dates:	Monthly on the 12th with adjustment for period end dates.

Initial Floating Rate:	5.380%

Calculation Agent:	FHLB Des Moines

Documentation:	FHLB Advances, Pledge and Security Agreement.

Prepayment Option:	FARM BUREAU LIFE INSURANCE COMPANY may elect to prepay this advance in whole by providing oral notice 2 business days prior to requested prepayment date.

Prepayment Fee:	The Bank calculates prepayment fees on floating rate (LIBOR) advances using the following formula:

Prepayment fee = the greater of (i) zero or (ii) A + B

Where

A = for each future payment over the remaining term of the advance, the present value of future interest cash flows lost due to the prepayment, calculated as the sum of:

(I) the estimated interest rate spread lost, defined as the LIBOR interest rate margin on the advance being prepaid minus the Bank’s estimated interest rate margin for its LIBOR cost of funds on the date when the Bank determines the final prepayment fee (“Pricing Date”), adjusted for the remaining term, payment frequency, and day count; multiplied by

(II) the amount being repaid; multiplied by

(III) the discount factor implied by the Bank’s estimated cost of funds on the Pricing Date.
Date 9/12/06
Initial /s/ LAS

Advance Confirmation	Page 3 of 3

And

B = the Bank’s cost of terminating or offsetting any related hedging transactions.

Calculation Notes:

For A(I): The margin for a LIBOR advance that is being prepaid is the interest rate spread relative to the appropriate LIBOR index on the day the advance was originally priced. The margin for the Bank’s LIBOR-based cost of funds on the Pricing Date is the interest rate spread relative to the appropriate LIBOR index on the Pricing Date.

For example, if the advance being prepaid had an interest rate margin of 5 basis points over the LIBOR index on the day it was originally priced and the Bank’s cost of funds has an interest rate margin of 15 basis points under the LIBOR index on the Pricing Date, then the spread lost would be 20 basis points per annum.

For A(III): The Bank determines the present value by discounting all cash flows using the estimated cost of Federal Home Loan Bank consolidated obligations on the Pricing Date.
Please retain this in your files as evidence of disbursement. If you do not notify the Bank of any inaccuracies in this information within three (3) business days of its receipt, you are bound by the terms of this confirmation.

FARM BUREAU LIFE INSURANCE COMPANY

Date:	Sept. 12, 2006

By:	/s/ LouAnn Sandburg

Title:	VP- Investments

Federal Home Loan Bank Money Desk
800.544.3452, ext. 1013

Please fax signed agreement back to the Money Desk at 515.699.1250.